ATTORNEYS AT LAW

BANK OF AMERICA PLAZA

600 PEACHTREE STREET, N.E. - SUITE 5200

ATLANTA, GEORGIA  30308-2216

www.troutmansanders.com

TELEPHONE:  404-885-3000

FACSIMILE: 404-885-3900

W. Brinkley Dickerson, Jr.	Direct Dial:	404-885-3822
brink.dickerson@troutmansanders.com	Direct Fax:	404-962-6743

May 22, 2008

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C.  20549

Attn:	Ta Tanisha Meadows
Staff Accountant

	RE:	Zale Corporation
Item 4.01 Form 8-K
Filed May 1, 2008
File No. 001-04129

Dear Ms Meadows:

                The following are the responses of Zale Corporation (“Zale”) to the Staff’s comment on the Form 8-K filed May 1, 2008 transmitted in a letter from the Staff dated May 13, 2008.  We are submitting this letter on behalf of Zale, and the terms “we,” “us,” “our” and “the Company” in the following responses refer to Zale.

Item 4.01 Form 8-K filed on May 1, 2008

Comment No. 1:

We read your response to comment two in our letter dated May 2, 2008.  It is not clear from your response whether or not the material weakness is a reportable event and, therefore, whether the disclosure you plan to provide in the amendment is required by paragraph (a)(1)(iv) of Item 304 of Regulation S-K.  Please clarify your response.  Also, if you concluded that the material weakness is not a reportable event, please explain in detail how you reached that conclusion.

Response:

The material weakness was a reportable event, and the disclosure that will be provided will be consistent with Item 304(a)(1)(iv)(A).

ATLANTA • HONG KONG • LONDON • NEW YORK • NEWARK • NORFOLK • RALEIGH

RICHMOND • SHANGHAI • TYSONS CORNER • VIRGINIA BEACH • WASHINGTON, D.C.

*              *              *              *              *

In preparing our response to the comments, the Company acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments on our filing.  We will be pleased to respond promptly to any requests for additional information or material that we may provide in order to facilitate your review.  If you have any questions please do not hesitate to call Eric Koontz at (404) 885-3309 or me at (404) 885-3822.

Very truly yours,

/s/ W. Brinkley Dickerson, Jr.

W. Brinkley Dickerson, Jr.

Enclosures

cc:	Rodney Carter (Zale)
Hilary Molay (Zale)
Cindy Gordon (Zale)
Eric Koontz (Troutman)